

March 12, 2012

Via E-mail
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

> **Re:** **General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 1-33717**

Dear Mr. Chen:

We have reviewed your response letter dated February 29, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.    Please note that we are continuing to review your response letter dated February 29, 2012.

2.    We note your response to prior comment one from our letter dated December 23, 2011. Please revise future filings to include a specific and comprehensive discussion of how you determined that your consolidation of the Longmen Joint Venture and Hualong, Tongxing and Huatinanyulong is appropriate.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

3.    We note your response to prior comment two from our letter dated December 23, 2011. Please tell us how you considered Section 9.4 of the Unified Management Agreement in determining that it was appropriate to consolidate the Longmen Joint Venture.  In this

regard, given that the distribution plan is subject to adjustment after two years, please further explain how you concluded that you have a significant financial interest in the Longmen Joint Venture. Please further explain how future adjustments may occur and how they will be calculated. Please also tell us how potential adjustments may impact the voting composition of the Supervisory Committee and the Board.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc:     Stephen D. Brook, Esq.
        Burns & Levinson LLP